17006260

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAY 22 2017
Washington DC
412

SEC FILE NUMBER
8-67126

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2016** AND ENDING **03/31/2017**
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Singpoli Wealth Management LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

25 East Foothill Boulevard
(No. and Street)

Arcadia (City) California (State) 91006 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jay Gettenberg (212) 668-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – *if individual, state last, first, middle name*)

9645 Lincolnway Lane, Ste 214A (Address) Frankfort (City) IL (State) 60423 (Zip Code)

CHECK ONE:
- X Certified Public Accountant
- Public Accountant
- Accountant not resident in United States or any of its possessions.

Securities and Exchange
MAY 22 2017
RECEIVED

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Craig R. Colbath, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Singpoli Wealth Management LLC, as of March 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Principal
Title

Notary Public

MARY MORGAN
Commission # 2102628
Notary Public - California
Los Angeles County
My Comm. Expires Apr 7, 2019

This report ** contains (check all applicable boxes):

X (a) Facing Page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Cash Flows.
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital.
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
(m) A copy of the SIPC Supplemental Report.
X (n) Exemption Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*
of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

SINGPOLI WEALTH MANAGEMENT, LLC

TABLE OF CONTENTS

DeMarco
Sciaccotta
Wilkens &
Dunleavy

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Singpoli Wealth Management, LLC

We have audited the accompanying financial statements of Singpoli Wealth Management, LLC (the Company), which comprise the statement of financial condition as of March 31, 2017, and the related statements of operations, changes in member's capital and cash flows for the fifteen months then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplementary information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Singpoli Wealth Management, LLC as of March 31, 2017, and the results of its operations and its cash flows for the fifteen months then ended in accordance with accounting principles generally accepted in the United States of America.

The Supplementary Information has been subjected to audit procedures performed in conjunction with the audit of Singpoli Wealth Management, LLC's financial statements. The supplementary information is the responsibility of Singpoli Wealth Management, LLC's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
May 4, 2017

Phone:708.489.1680 Fax:847.750.0490 |
dscpagroup.com
9645 W. Lincolnway Lane, Suite 214A | Frankfort, IL 60423

SINGPOLI WEALTH MANAGEMENT, LLC
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2017

ASSETS		
Cash	$	16,487
Due from Clearing Broker		5,000
Prepaid Expense		1,500
TOTAL ASSETS	$	22,987
LIABILITIES AND MEMBER'S CAPITAL		
LIABILITIES:		
Accounts payable and accrued expenses	$	9,000
TOTAL LIABILITIES		9,000
MEMBER'S CAPITAL		13,987
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	22,987

The accompanying notes are an integral part of these financial statements.

SINGPOLI WEALTH MANAGEMENT, LLC
STATEMENT OF OPERATIONS
FOR THE FIFTEEN MONTHS ENDED MARCH 31, 2017

Revenue:	
Success Fees	$ -
Expenses:	
Regulatory fees and dues	4,899
Professional fees	30,700
Other	860
Total expenses	36,459
Net Loss	$ (36,459)

The accompanying notes are an integral part of these financial statements.

SINGPOLI WEALTH MANAGEMENT, LLC
STATEMENT OF CHANGES IN MEMBER'S CAPITAL
FOR THE FIFTEEN MONTHS ENDED MARCH 31, 2017

	Member's Capital
Balances - beginning of the period	$ 16,446
Member contributions	34,000
Net (loss)	(36,459)
Balances - end of the period	$ 13,987

The accompanying notes are an integral part of these financial statements.

SINGPOLI WEALTH MANAGEMENT, LLC
STATEMENT OF CASH FLOWS
FOR THE FIFTEEN MONTHS ENDED MARCH 31, 2017

Cash flows from operating activities:	
Net (loss)	$ (36,459)
Adjustments to reconcile net income to cash used in operating activities:	
Changes in assets and liabilities	
Increase in prepaid expenses	(451)
Decrease in accounts payable and accrued expenses	(2,500)
Net cash used in operating activities	(39,410)
Cash flows provided by financing activities	
Member Contributions	34,000
Net cash provided by financing activities	34,000
Net decrease in cash	(5,410)
Cash - beginning of the period	21,897
Cash - end of the period	$ 16,487

The accompanying notes are an integral part of these financial statements.

SINGPOLI WEALTH MANAGEMENT, LLC
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2017

NOTE A – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: The Company is a registered broker dealer organized under the laws of the state of New York that began business in April 2005. The Company is wholly owned by Singpoli Wealth Management Corporation ("the Parent"). The Company is registered with the Securities and Exchange Commission, Financial Industry Regulatory Authority, and the securities commissions of several states. The Company's primary business is investment banking services.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with maturity of ninety days or less to be cash and cash equivalents. The Company maintains its bank accounts in high credit quality institutions.

Income Taxes: The Company is taxed as a single member LLC, disregarded entity. Therefore the income or losses of the Company flow through to its owner and no income taxes are recorded in the accompanying financial statements. The Company is no longer subject to examination by taxing authorities for the years prior to December 31, 2013.

Concentration of Credit Risk: The Company's cash is on deposit at one financial institution and the balance may at times exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with United States of America generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Clearing Deposits: In order to facilitate securities transactions, in September 2015, the Company entered into an agreement with Wedbush Securities, another broker/dealer, whereby the Company forwards customer securities transactions to the clearing broker/dealer, fully disclosing the customer name and other information. The relationship commenced by initiating a deposit of $5,000. As of March 31, 2017, the balance did not deviate from the initial deposit balance of $5,000. No transactions were effected for the period January 1, 2016 through March 31, 2017 through Wedbush Securities.

Expense Sharing Arrangement: The Company entered into a one-year expense sharing agreement with the Parent in September 2015, which was extended upon maturity under the same terms. The new agreement expires on March 31, 2018. This agreement permits the parent entity to assume certain indirect expenses of the broker/dealer until a revenue generating purpose exists. During the period January 1, 2016 through March 31, 2017 no revenues were generated. The broker/dealer assumed only expenses directly attributable to maintaining good standing with its regulators.

NOTE B - NET CAPITAL

The Company, as a registered broker/dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule. Rule 15c3-1 requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2017, the Company had net capital of $12,487, which was $7,487 in excess of its required net capital of $5,000, and its ratio of aggregate indebtedness to net capital was 0.72 to 1.0.

SUPPLEMENTARY INFORMATION

NOTE: The Company is exempt from the provisions of SEC Rule 15c3-3 pursuant to subparagraph k(2)(i) of that rule. Therefore the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3 and the Information Relating to the Possession or Control Requirements under Rule 15c3-3 have not been provided.

SINGPOLI WEALTH MANAGEMENT, LLC
COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
FOR THE FIFTEEN MONTHS ENDED MARCH 31, 2017

MEMBER'S CAPITAL	$	13,987
Deductions and/or charges:		
Prepaid expenses		1,500
NET CAPITAL	$	12,487
AGGREGATE INDEBTEDNESS:		
Account payable and accrued expenses	$	9,000
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	5,000
Excess net capital	$	7,487
Net Capital less greater of 10% of aggregate indebtedness or 120% of the minimum dollar amount required	$	6,487
Ratio of aggregate indebtedness to net capital		0.72

There were no material differences existing between the above computation and the computation included in the Company's corresponding unaudited amended Form X-17A-5 Part IIA filing. Accordingly, no reconciliation is necessary.

The accompanying notes are an integral part of these financial statements.

DeMarco
Sciaccotta
Wilkens &
Dunleavy

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member of
Singpoli Wealth Management, LLC

We have reviewed management's statements, included in the accompanying exemption report, in which (1) Singpoli Wealth Management, LLC identified the following provisions of 17 C.F.R. section 15c3-3(k) under which Singpoli Wealth Management, LLC claim an exemption from 17 C.F.R. section 240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) Singpoli Wealth Management, LLC stated that Singpoli Wealth Management, LLC met the identified exemption provisions throughout the fifteen months ended March 31, 2017 without exception. Singpoli Wealth Management, LLC management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Singpoli Wealth Management, LLC compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
May 4, 2017

Phone:708.489.1680 Fax:847.750.0490 I
dscpagroup.com
9645 W. Lincolnway Lane, Suite 214A I Frankfort, IL 60423

SINGPOLI
FINANCIAL SERVICES

25 East Foothill Boulevard
Arcadia, CA 91006
888.863.8680
www.singpoli.com

May 4, 2017

Securities and Exchange Commission
100 First Street, NE
Washington, D.C. 20549

Singpoli Wealth Management, LLC. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. $ 240.17a-5, "Reports to be made by certain brokers and dealers"). This exemption Report was prepared as required by 17 C.F.R $ 240.17a-5(d)(1) and (4). To the best of my knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. $ 240.15c3-3 (k): [(2)(1)]

(2) The Company met the identified exemption provisions in Paragraph (k) of Rule 15c3-3 throughout the fifteen months ended March 31, 2017.

(3) The Company has not recorded any exceptions to the exemption provisions in paragraph (k)(2)(i) of file 15a3-3 for the fifteen months ended March 31, 3017.

I, Craig R. Colbath, swear (or affirm) that, to the best of my knowledge and belief, we did not identify any exceptions to this exemption during this period.

____________________ Date: 5-4-2017

Title: Managing Director